SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 14D-9
                               (Amendment No. 1)
   Solicitation/Recommendation Statement Pursuant to Section 14(d)(4) of the
                          Securities Exchange Act of
                                     1934

                        BALCOR EQUITY PROPERTIES - XII
                           (Name of Subject Company)

                        BALCOR EQUITY PROPERTIES - XII
                     (Name of Person(s) Filing Statement)

                         Limited Partnership Interests
                        (Title of Class of Securities)

                                      N/A
                     (CUSIP Number of Class of Securities)

                               Thomas E. Meador
                                   Chairman
                              The Balcor Company
                         Bannockburn Lake Office Plaza
                        2355 Waukegan Road, Suite A200
                          Bannockburn, Illinois 60015
                                (708) 267-1600
                 (Name, Address and Telephone Number of Person
              Authorized to Receive Notice and Communications on
                   Behalf of the Person(s) Filing Statement)

                                   Copy To:

                           Michael P. Morrison, Esq.
                               Hopkins & Sutter
                    Three First National Plaza, Suite 4100
                            Chicago, Illinois 60602
                                (312) 558-6600

                       Amendment No. 1 to Schedule 14D-9

     This Amendment No. 1 to Schedule 14D-9 amends the Schedule 14D-9 (the "Schedule 14D-9") filed by Balcor Equity Properties-XII, an Illinois limited partnership (the "Partnership"), with the Securities and Exchange Commission on March 22, 1996. All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 14D-9.

Item 9.   Material to be Filed as Exhibits

     Item 9 is hereby amended to include the following exhibits:

     "(c)(4) Alex. Brown & Sons Incorporated estimated current liquidation value per Unit letter, dated November 27, 1995."

     "(c)(5) Balcor adjustments to Alex. Brown estimated liquidation value."

     Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 3, 1996         BALCOR EQUITY PROPERTIES-XII

                              By:  Balcor Partners-XII, its general partner

                              By:  RGF-Balcor Associates-II, a partner

                              By:  The Balcor Company, a partner


                                   /s/ Thomas E. Meador
                                   --------------------------
                                   Thomas E. Meador, Chairman